Exhibit 99.4

May 31, 2017

Fortis Inc.
5 Springdale Street, Suite 1100
P.O. Box 8837
St. John’s, Newfoundland and Labrador A1B 3T2

Re:          Fortis Inc. — Registration Statement on Form F-10 and Prospectus Supplement

We refer to Fortis Inc.’s (i) Registration Statement on Form F-10 (File No. 333-214787), initially filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2016, and (ii) Prospectus Supplement to the Short Form Base Shelf Prospectus dated November 30, 2016, filed with the Commission on May 31, 2017 (the “Prospectus Supplement”).

We consent to the use of our firm name under the heading “Legal Matters” in the Prospectus Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP